SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              GOLDSTATE CORPORATION
                                (Name of Issuer)

                        Common Stock -- par value $0.0003
                         (Title of Class of Securities)

                                    000000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.


------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   0000000000
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1       NAME OF REPORTING PERSON:          Cybergarden Development, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not applicable.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        DEBT SETTLEMENT
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                        [  ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Columbia, Canada
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                            7      SOLE VOTING POWER
                                   695,000 Shares of Common Stock
     NUMBER OF SHARES       ----------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY                  0
      EACH REPORTING        ----------------------------------------------------
          PERSON            9      SOLE DISPOSITIVE POWER
           WITH                    695,000
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        695,000 Shares of Common Stock *The reporting person previously reported beneficial ownership of 5,950,000 shares of common stock which was reduced to 595,000 shares of common stock as a result of a reverse stock split of ten-to-one effective February 13, 2001.
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.4%
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14      TYPE OF REPORTING PERSON
        CO
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of
Cybergarden Development Inc. ("Cybergarden") and its sole shareholder, Michelle Garner ("Garner") as the reporting persons hereunder, relative to the acquisition by Cybergarden of certain shares of common stock issued by Goldstate Corporation. Cybergarden and Garner made a previous filing on Schedule 13D reporting its initial acquisition.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.0003 par value, of Goldstate Corporation ("GDSA"). GDSA maintains its principal executive offices at 3305 Spring Mountain Road, Suite 60, Las Vegas, Nevada 89102.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Cybergarden Development, Inc., a corporation organized under the laws of British Columbia, Canada, and its sole shareholder, Michelle Garner. The principal business and principal offices of Cybergarden and Garner are 1105 Park Drive, Vancouver, British Columbia, V6P 2J7.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Cybergarden and the person controlling Cybergarden (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

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        Name           Position with                  Business Address
                        Cybergarden
--------------------------------------------------------------------------------

Michelle Garner        Director/President and         1105 Park Drive
                       Secretary                      Vancouver, B.C.
                                                      V6P 2J7
--------------------------------------------------------------------------------

     Michelle Garner is the sole shareholder and controlling person of Cybergarden. Garner has the sole right to control the disposition of and vote the GDSA securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the execution of an Assignment Agreement between Tarmac Management Ltd. ("Tarmac") and Cybergarden dated May 18, 2001 (the "Assignment Agreement"), 100,000 shares of restricted common stock of GDSA were issued to Cybergarden. The consideration exchanged for the securities of GDSA was the release and satisfaction by Cybergarden of a debt owed in the amount of $2,000.00 by Tarmac. A copy of the Assignment Agreement between Tarmac and Cybergarden is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of settling and releasing Tarmac from its contractual obligation with Cybergarden by the assignment of shares of common stock of GDSA as follows:

(i) GDSA had incurred debt inclusive of accrued interest in the aggregate amount of $125,706.17 with Tarmac for either past financial, administrative and managerial services performed by Tarmac pursuant to a consulting service agreement entered into with GDSA and/or prior advances made by Tarmac to GDSA.

(ii) GDSA entered into a settlement agreement with Tarmac dated May 18, 2001 (the "Settlement Agreement") whereby Tarmac agreed to settle the debt owed to it by GDSA and accept the issuance of restricted common shares of GDSA at the rate of $0.02 per share as settlement for all interest and principle due and outstanding to Tarmac as of the date of the Settlement Agreement.

(iii) GDSA desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that GDSA could proceed with other financings, and is not in a financial position to be able to pay cash to Tarmac for satisfaction of such debt.

(iv) Subsequently, Tarmac entered into the Assignment Agreement with Cybergarden whereby Tarmac agreed to assign certain of its rights, title and interest in the Settlement Agreement, including the issuance of 100,000 restricted shares of common stock of GDSA, in exchange for release and satisfaction of its contractual debt of $2,000.00 owed to Cybergarden.

Pursuant to the instructions for items (a) through (j) of Item 4, Cybergarden has plans as follows:

(a) As set forth in Item 3 of this Schedule, Cybergarden has acquired 695,000 shares of restricted common stock of GDSA. As set forth in Item 2 of this Schedule, Michelle Garner is the sole shareholder of Cybergarden. Cybergarden and Garner may consider the acquisition of additional securities of GDSA, the issuer, but have no present plans or proposals to do so.

(b) Cybergarden and Garner have no present plans or proposals to cause a merger or effect a liquidation or reorganization of GDSA or to enter into extraordinary corporate transactions.

(c) Cybergarden and Garner have no present plans or proposals to cause a sale or transfer of a material amount of assets of GDSA.

(d) Cybergarden and Garner, on behalf of Cybergarden, plan to exercise the voting rights associated with ownership of shares of common stock of GDSA.

(e) Cybergarden and Garner have no present plans or proposals to cause a material change in the capitalization of GDSA.

(f) Cybergarden and Garner have no present plans or proposals to make any other material change to the business or corporate structure of GDSA.

(g) Cybergarden and Garner have no present plans or proposals to change GDSA's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of GDSA by any person.

(h) Cybergarden and Garner have no present plans or proposals to cause GDSA's common stock from not being quoted on the OTC Bulletin Board.

(i) Cybergarden and Garner have no present plans or proposal relating to a class of securities of GDSA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Neither Cybergarden nor Garner have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on May 18, 2001, Cybergarden beneficially owned 695,000 shares (or approximately 6.4% of the outstanding shares) of GDSA's common stock as follows:

     Holder                          Number of Shares
     ------                          ----------------

     Cybergarden Development Inc.    595,000
     Cybergarden Development Inc.    100,000

     Total                           695,000

(b) No Instruction C Person owns any other common or preferred shares of GDSA. Cybergarden and Garner have sole power to vote or to direct the voting of the 695,000 common shares of GDSA held by Cybergarden.

(c) As of May 18, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving GDSA equity securities had been engaged in by Cybergarden or Garner, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

(d) To the best knowledge and belief of the undersigned, no person other than Cybergarden and Garner has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Assignment Agreement dated May 18, 2001 between Tarmac Management Ltd. and Cybergarden Development, Inc.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Cybergarden Development, Inc.

Date: May 18, 2001                    By: /s/ Michelle Garner
-------------------                   -----------------------
                                      Michelle Garner
                                      President